SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

Declaration of Commerciality of Transfer of Rights Areas

Franco and Sul de Tupi

Rio de Janeiro, December 19th, 2013 – Petróleo Brasileiro S.A. - Petrobras announces that it submitted today to Brazil’s National Petroleum, Natural Gas and Biofuels Agency (ANP) the declaration of commerciality of the oil and gas accumulations of Franco and Sul de Tupi (South of Tupi). These areas are part of the Transfer of Rights Agreement and are located in the Santos Basin pre-salt.

In the proposal sent to the ANP, the names suggested for the new fields were Búzios and Sul de Lula (South of Lula) for Franco and Sul de Tupi, respectively.

Franco – Búzios Field

The volume contracted through the Transfer of Rights Agreement for Franco area of 3.058 billion barrels of oil equivalent was confirmed in the exploratory phase. The pre-salt reservoirs in this field contain good quality oil (between 26º and 28º API).

During the execution of the Franco Mandatory Exploratory Plan, Petrobras acquired 3D seismic data for the entire area, drilled two mandatory wells and six additional ones, with the objective of delimiting and characterizing reservoirs. An extended formation test was also performed.

Búzios field is nearly 200 km off the coast of Rio de Janeiro state at a water depth ranging from 1,600 to 2,100 meters.

Petrobras 2013-2017 Business and Management Plan forecasts the startup of five production systems for Búzios field until 2020, as defined below:

Búzios 1 – 3rd quarter 2016

Búzios 2 – 4th quarter 2016

Búzios 3 – 3rd quarter 2017

Búzios 4 – 4th quarter 2017

Búzios 5 – 4th quarter 2019

Sul de Tupi – Sul de Lula Field

The volume contracted through the Transfer of Rights Agreement for the Sul de Tupi area, of 128 million barrels of oil equivalent was confirmed during the exploratory phase. The pre-salt reservoirs in this field contain good quality oil (27º API).

Petrobras acquired 3D seismic data for the entire area and drilled a well, as provided for in the Mandatory Exploratory Plan.

Sul de Lula field is nearly 300 km off the coast of Rio de Janeiro state at a water depth of approximately 2,200 meters.

The production of Sul de Lula field will be made by the same production system planned for the Extreme South module of Lula field. Petrobras 2013-2017 Business and Management Plan forecasts the first oil of this system in the 1st quarter of 2017.

With the declarations of commerciality for the Franco and Sul de Tupi areas, the formal process to review the transfer of rights agreement starts. The review will take place on a block-per-block basis, taking into consideration the technical and economic premises of each area.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.